United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑      Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___ .)

INCORPORATION BY REFERENCE
This report is incorporated by reference in our registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission on June 18, 2007 (File Nos. 333-143857 and 333-143857-01), July 6, 2009 (File Nos. 333-160448 and 333-160448-01) and on November 13, 2009 (File Nos. 333-162822 and 333-162822-01).

Page

Results of operations for the year ended December 31, 2009	3

Liquidity and capital resources	10

Selected financial data	12

Recent developments	15

Exhibit index	16

Exhibit A
Exhibit B
Exhibit C

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2009
Overview
The year 2009 was a year of significant challenges brought on by a major recession that caused one of the few episodes of global GDP contraction over the last 40 years. As a producer of minerals and metals, the end consumers of our products are primarily the manufacturing and construction industries, two of the most cyclical components of economic activity and thus severely affected by recessions.
While severe economic downturns often cause serious negative effects on financial and operational performance, they also create extraordinary opportunities for companies that embrace change and structural transformation. We have leveraged our competitive advantages – low-cost world-class assets, a healthy balance sheet, a large pool of liquidity, discipline in capital allocation, a highly skilled and motivated labor force and an entrepreneurial spirit – to launch several initiatives to make us stronger in the future, seeking to reduce costs on a permanent basis and increase efficiency. We have not cancelled any investment project, and we have identified new growth opportunities, and as a result we believe our growth potential has been enhanced.
Despite weaker performance compared to previous years, our response to the recessionary environment has heightened our capacity to create sustainable shareholder value. Below are the main highlights of Vale’s performance in 2009:
•	Gross operating revenue of US$23.9 billion.
•	Net income of US$5.3 billion, or US$1.00 per share on a fully diluted basis.
•	Operating margin, measured as the ratio of operating income to net operating revenues, of 26.0%.
•	Operating income of US$6.1 billion.
•	Capital expenditures, including organic growth and maintenance, reached US$9.0 billion.
•	Strong financial position, supported by large cash holdings of US$11.0 billion, availability of significant medium and long-term credit lines and a low-risk debt portfolio.

2009 Revenues
Our net operating revenues decreased 37.7%, to US$23.311 billion, in 2009, as a result of a decline in both volume sold and sale prices. The following table summarizes our gross revenues by product and our net operating revenues for the periods indicated.

	Year ended December 31,
	2008		2009		% change
	(US$ million)

Ferrous minerals:
Iron ore	US$	17,775	US$	12,831	(27.8)%
Iron ore pellets		4,301		1,352	(68.6)
Manganese		266		145	(45.5)
Ferroalloys		1,211		372	(69.3)
Pig iron		146		45	(69.2)

Subtotal		23,699		14,745	(37.8)
Non-ferrous minerals:
Nickel and other products (1)		7,829		3,947	(49.6)
Potash		295		413	40.0
Kaolin		209		173	(17.2)
Copper concentrate (2)		893		682	(23.6)
Aluminum		3,042		2,050	(32.6)

Subtotal		12,268		7,265	(40.8)

Total minerals and metals		35,967		22,010	(38.8)

Logistic services		1,607		1,104	(31.3)
Other products and services (3)		935		825	(11.8)

Gross revenues		38,509		23,939	(37.8)
Value-added tax		(1,083)		(628)	42.0

Net operating revenues	US$	37,426	US$	23,311	(37.7)%

(1)	Includes copper, precious metals, cobalt and other by-products produced by Vale Inco.

(2)	Does not include copper produced by Vale Inco.

(3)	Includes coal.
Iron ore. Gross revenues from iron ore decreased by 27.8% primarily as a result of a 13.2% decrease in volume sold and a 16.8% decrease in the average sale price. Although 2009 benchmark prices are lower than 2008 benchmark prices – by 28.2% for fines and 44.5% for lumps – the average sale price for iron ore in 2009 was only 16.8% lower than in 2008. This is primarily because (i) some of the 2008 benchmark prices did not take effect until the second quarter of 2008, (ii) the 2009 benchmark prices took effect in the second quarter of 2009 and (ii) we began making Cost & Freight sales in the beginning of 2009 due to our more flexible stance on pricing.
Iron ore pellets. Gross revenues from iron ore pellets decreased by 68.6% due to a 43.9% reduction in volume sold as a result of weakened demand, and a 44.0% decrease in average sale prices. During an economic downturn, demand for iron ore pellets tends to be negatively affected earlier and more strongly than the demand for iron ore fines.
Manganese ore. Gross revenues from manganese ore decreased by 45.5% due primarily to lower prices. The effect of lower prices was partially offset by higher volume sold as a result of strong Chinese demand.
Ferroalloys. Gross revenues from ferroalloys decreased by 69.3% due to a 48.5% decline in average selling prices and a 36.1% decrease in volume sold. The decline in volume is primarily attributable to decline in demand.

Nickel and other products. Gross revenues from this segment decreased by 49.6%, mainly due to the following factors:
•	Gross revenues from nickel sales decreased 45.4%, from US$5.970 billion in 2008 to US$3.260 billion in 2009, due to a 32.6% decline in average nickel prices. Nickel volume sold declined by 18.8% in 2009 due to lower demand and the shutdown of our Sudbury and Voisey Bay operations as a result of labor strikes beginning in the second half of 2009.
•	Gross revenues from copper sales decreased by 60.5%, from US$1.136 billion in 2008 to US$449 million in 2009, primarily due to a 52.7% drop in volume sold due to the shutdowns described above.
•	Gross revenues from sales of precious metals and other products decreased 61.4%, from US$511 million in 2008 to US$197 million in 2009, primarily due to a decline in volume sold.
Potash. Gross revenues from sales of potash increased by 40.0%. The increase was due to a 58.7% increase in volume sold as a result of the strong performance of the Brazilian agricultural sector, which was partially offset by an 11.8% decline in average selling prices compared to the prior year.
Kaolin. Gross revenues from sales of kaolin decreased by 17.2%, due principally to a 25.8% decrease in volume, which was partially offset by an 11.6% increase in the average sale price.
Copper concentrate. Gross revenues from sales of copper concentrate decreased by 23.6% due to a 5.3% decrease in volume sold and a 19.3% decrease in the average sale price.
Aluminum. Gross revenues from our aluminum business decreased by 32.6%. This decrease is attributable to the following factors:
•	Gross revenues from sales of aluminum decreased 44.7%, from US$1.545 billion in 2008 to US$855 million in 2009, primarily due to a 40% decline in the average sale price.
•	Gross revenues from sales of alumina decreased 19.2%, from US$1.470 billion in 2008 to US$1.188 billion in 2009 due to a 34.9% lower average sale price. The decline was partially offset by a 24.3% increase in volume sold.
•	Gross revenues from sales of bauxite decreased 74.1%, from US$27 million in 2008 to US$7 million in 2009, due to a reduction in volume sold.
Logistics services. Gross revenues from logistics services decreased by 31.3%. The decrease reflects the following factors:
•	Revenues from railroad transportation decreased by 35.7%, from US$1.303 billion in 2008 to US$838 million in 2009, primarily reflecting the drop in Brazilian exports in 2009, which caused a sharp decline in the volume of steel inputs and products transported.
•	Revenues from port operations decreased by 13.2%, from US$304 million in 2008 to US$264 million in 2009, reflecting weaker demand.
Other products and services. Gross revenues from other products and services decreased from US$935 million in 2008 to US$825 million in 2009, primarily due to lower revenue from coal sales, which was partially offset by higher revenue from sales of electricity.

Operating costs and expenses

	Year ended December 31,
	2008		2009		% change
	(US$ million)
Cost of ores and metals	US$	14,055	US$	10,026	(28.7)%
Cost of logistic services		930		779	(16.2)
Cost of aluminum products		2,267		2,087	(7.9)
Others		389		729	87.4
Cost of goods sold		17,641		13,621	(22.8)
Selling, general and administrative expenses		1,748		1,130	(35.4)
Research and development		1,085		981	(9.6)
Impairment of goodwill		950		—	(100.0)
Other costs and expenses		1,254		1,522	21.4

Total operating costs and expenses	US$	22,678	US$	17,254	(23.9)%

Cost of goods sold
The following table summarizes the components of our cost of goods sold for the periods indicated.

	Year ended December 31,
	2008		2009		% change
	(US$ million)
Outsourced services	US$	2,880	US$	2,264	(21.4)%
Materials costs		2,900		2,698	(7.0)
Energy:
Fuel		1,842		1,277	(30.7)
Electric energy		1,078		844	(21.7)

Subtotal		2,920		2,121	(27.4)
Acquisition of iron ore and pellets		1,179		155	(86.9)
Acquisition of other products:
Nickel		687		271	(60.6)
Aluminum		317		279	(12.0)
Other		31		38	22.6

Subtotal		1,035		588	(43.2)
Personnel		2,139		1,939	(9.4)
Depreciation and depletion		2,664		2,332	(12.5)

Others		1,924		1,524	(20.8)

Total	US$	17,641	US$	13,621	(22.8)%

Our total cost of goods sold decreased 22.8% from 2008 to 2009. The decline is attributable to the decline in volume sold, exchange rate variations and our efforts to reduce costs. Of the US$4,020 million decline in cost of goods sold, lower volume sold and exchange rate variations were responsible for US$2,738 million and US$895 million, respectively.
•	Outsourced services. Outsourced services costs decreased by 21.4% in 2009 due to lower volume sold.
•	Material costs. Material costs decreased by 7.0% in 2009, primarily reflecting lower volume sold, the effect of which was partially offset by increased maintenance expenses due to the acceleration of scheduled maintenance for some operations and the higher value of the Brazilian real against the U.S. dollar.
•	Energy costs. Energy costs decreased by 27.4% in 2009 driven primarily by lower volume sold, lower average prices and exchange rate changes.

•	Personnel costs. Personnel costs decreased by 9.4%, mainly due to lower staffing levels and the effects of idle capacity, which were offset by the impact of wage increases pursuant to a two-year agreement with our Brazilian employees entered into in November 2009.
•	Acquisition of products. Costs related to the acquisition of iron ore and iron ore pellets decreased by 86.9%, and costs related to the acquisition of other products declined by 43.2%. These declines were primarily driven by lower purchased volumes of iron ore, iron ore pellets and nickel products and lower average prices of purchased products.
•	Other costs. The decrease of US$400 million in other costs was mainly due to lower lease payments for the Tubarão pellet plants and lower demurrage charges, both due to lower volume sold.
Selling, general and administrative expenses
Selling, general and administrative expenses decreased by 35.4%, or US$618 million. The year-on-year comparison reflects an adjustment of US$316 million related to copper sales recognized in 2008, when sharply declining copper prices in the fourth quarter resulted in an adjustment to sales based on provisional prices in earlier quarters.
Research and development expenses
Research and development expenses decreased by 9.6%. The US$104 million decrease primarily reflects lower research expenditures related to copper, nickel, coal and logistics and was partially offset by an increase in research expenditures related to gas and energy.
Impairment of goodwill
No impairment was registered in 2009. In 2008, we recognized a US$950 million impairment of the goodwill associated with our 2006 acquisition of Vale Inco.
Other costs and expenses
Other costs and expenses increased by US$268 million, primarily as a result of idle capacity. The impact on the comparison was partially offset by the effects in 2008 of tax assessments on third-party railroad transportation services used in our iron ore operations in previous years (US$204 million), a provision for loss on materials (US$199 million) and a market value assessment of nickel inventories (US$77 million).

Operating income by segment
The following table provides information about our operating income by segment and as a percentage of revenues for the years indicated.

	Year ended December 31,
	2008			2009
	Segment operating income (loss)			Segment operating income (loss)
			(% of net operating			(% of net operating
	(US$ million)		revenues)	(US$ million)		revenues)
Ferrous minerals:
Iron ore	US$	9,988	57.4%	US$	6,659	52.6%
Iron ore pellets		1,606	39.1		19	1.5
Manganese ore		169	67.3		31	21.7
Ferroalloys		604	55.8		34	10.4
Pig iron		76	52.1		(18)	—
Non-ferrous minerals:
Nickel and other products		1,131	14.4		(361)	—
Potash		140	50.2		180	45.5
Kaolin		(45)	—		(16)	—
Copper concentrate		111	12.7		129	19.5
Aluminum products		516	17.3		(191)	—
Logistics:
Railroads		246	22.4		65	9.3
Ports		41	15.5		36	15.9
Ships		—	—		(7)	—
Others		165	18.3		(503)	—

Total	US$	14,748	39.4%	US$	6,057	26.0%

Our operating income decreased as a percentage of net operating revenues, from 39.4% in 2008 to 26.0% in 2009, due to lower shipment volumes and prices. The effects on individual segments are summarized below:
•	The decrease in operating margin for iron ore and iron ore pellets primarily reflects lower average selling prices and volume sold.
•	The decrease in operating margins for manganese and ferroalloys is attributable to lower prices.
•	The decrease in operating margin for potash is attributable to lower prices.
•	The decrease in operating margin for nickel and other products primarily reflects (i) the decline in average selling prices and volume sold and (ii) the shutdown of some operations as a result of the continuing strikes at some of our Canadian operations.
•	The margin declines in the aluminum products segment resulted primarily from lower volume sold.
•	The decrease in railroad margins declined due to lower volume of transported steel products.
•	The increase in the copper concentrate margin reflects the effects of recognizing price adjustments in 2008.

Non-operating income (expenses)
The following table details our net non-operating income (expenses) for the periods indicated.

	Year ended December 31,
	2008		2009
	(US$ million)
Financial income	US$	602	US$	381
Financial expenses		(1,765)		(1,558)
Gains (losses) on derivatives, net		(812)		1,528
Foreign exchange and monetary gains, net		364		675
Gain on sale of assets		80		40

Non-operating income (expenses)	US$	(1,531)	US$	1,066
We had net non-operating income of US$1.066 billion in 2009, compared to net non-operating expenses of US$1.531 billion in 2008. This change primarily reflects a US$1,528 million gain on derivatives in 2009, compared to a US$812 million loss in 2008, primarily due to swaps of real-denominated debt into U.S. dollars. These transactions generated a US$1,600 million gain in 2009 compared to a US$833 million loss in 2008. The change in net non-operating income was also affected by the following factors:
•	A decrease in financial income, principally due to lower average cash balances in 2009.
•	A decrease in financial expenses, mainly due to lower floating interest rates.
•	Higher foreign exchange gains due to the depreciation of the U.S. dollar.
•	A US$40 million net gain on sales of assets in 2009 compared to a US$80 million gain on sales of assets in 2008. The net gain in 2009 was primarily attributable to the sale of shares of Usiminas (US$153 million) and the sale of certain assets to Suzano (US$61 million), partially offset by losses recognized on Valesul assets (US$82 million) and UTE Barcarena (US$70 million).
Income taxes
For 2009, we recorded net income tax expense of US$2.100 billion, compared to US$535 million in 2008. Our effective tax rate has historically been lower than the Brazilian statutory rate because: (i) income of some non-Brazilian subsidiaries is subject to lower rates of tax; (ii) we are entitled under Brazilian law to deduct the amount of our distributions to shareholders that we classify as interest on shareholders’ equity; and (iii) we benefit from tax incentives applicable to our earnings on production in certain regions of Brazil. In addition, some of the foreign exchange variations that affect our operating results are not taxable. These variations produced a net exchange loss in 2009, causing the effective tax rate on our pre-tax income to increase to 29.5%, after a net exchange gain in 2008 that helped to drive the effective tax rate down to 4% in 2008.
Affiliates and joint ventures
Our equity in the results of affiliates and joint ventures resulted in a gain of US$433 million in 2009, compared to a gain of US$794 million in 2008. The decrease was primarily due to lower prices and volume sold as a result of the global economic downturn.

LIQUIDITY AND CAPITAL RESOURCES
Overview
In the ordinary course of business, our principal funding requirements are for capital expenditures, dividend payments and debt service. We have historically met these requirements by using cash generated from operating activities and through borrowings. In 2009, we issued US$2.0 billion in bonds and US$942 million in mandatorily convertible notes. For 2010, we have budgeted capital expenditures of US$12.9 billion and announced a minimum dividend payment of US$2.5 billion. We expect our operating cash flow and cash holdings to be sufficient to meet these anticipated requirements. We also regularly review acquisition and investment opportunities, and when suitable opportunities arise we make acquisitions and investments to implement our business strategy. We may fund these investments with internally generated funds or with borrowings, supplemented in some cases by dispositions of assets. We have sufficient funds on hand to pay for the approximately US$5.7 billion acquisition of BPI and Fosfertil.
Sources of funds
Our principal sources of funds are operating cash flow and borrowings. Our operating activities generated cash flows of US$7.1 billion in 2009.
We completed two debt offerings and an offering of mandatorily convertible notes in 2009. In November 2009, our wholly owned finance subsidiary Vale Overseas issued US$1 billion of 30-year notes guaranteed by Vale. These notes bear interest at 6.875%. In September 2009, Vale Overseas also issued US$1 billion of 10-year notes guaranteed by Vale. These notes bear interest at 5.625%. In July 2009, our wholly owned finance subsidiary Vale Capital II issued US$942 million of notes due 2012 that are mandatorily convertible into American depositary shares of Vale. These notes bear interest at 6.75%, and we will pay additional remuneration based on the net amount of cash distributions paid to ADS holders.
In November 2009, we entered into a US$300 million export facility agreement with Japanese financial institutions to finance the construction of the Karebbe hydroelectric power plant on the Larona River in Sulawesi, Indonesia. As of December 31, 2009, we had drawn US$150 million under this facility.
In 2008, we established a credit line for R$7.3 billion (equivalent to US$4.3 billion) with Banco Nacional de Desenvolvimento Econômico e Social — BNDES (the Brazilian National Development Bank) to help finance our investment program. As of December 31, 2009, we had drawn the equivalent of US$892 million under this facility.
We also have revolving credit facilities. At December 31, 2009, the total amount available under these facilities was US$1.9 billion, of which US$1.150 billion was granted to Vale International and the balance to Vale Inco. As of December 31, 2009, neither Vale International nor Vale Inco had drawn any amounts under these facilities, but US$115 million of letters of credit were issued and outstanding pursuant to Vale Inco’s facility.
Uses of funds
Capital expenditures
Capital expenditures amounted to US$9.013 billion in 2009, and we have budgeted US$12.9 billion for 2010. Our actual capital expenditures may differ from the budgeted amount for a variety of reasons, including changes in exchange rates. These capital expenditure figures include some amounts that are treated as current expense for accounting purposes, such as expenses for project development, maintenance of existing assets, and research and development. For more information about the specific projects for which we have budgeted funds, see our report on Form 6-K furnished to the Securities and Exchange Commission on November 3, 2009.

Distributions
We paid total dividends of US$2.724 billion in 2009 (including distributions classified for tax purposes as interest on shareholders’ equity). The minimum dividend announced for 2010 is US$2.5 billion. The first installment of this dividend, in the amount of US$1.250 billion, will be paid on April 30, 2010, subject to approval by our Board of Directors.
Debt
At December 31, 2009, we had aggregate outstanding debt of US$22.880 billion. Our outstanding long-term debt (including the current portion of long-term debt and accrued charges) was US$22.831 billion, compared with US$18.168 billion at the end of 2008. At December 31, 2009, US$719 million of our debt was secured by liens on some of our assets. At December 31, 2009, the average debt maturity was 9.17 years, compared to 9.28 years in 2008.
In general, our short-term debt consists primarily of U.S. dollar-denominated trade financing, mainly in the form of export prepayments and export sales advances with financial institutions. At December 31, 2009, we had US$30 million of outstanding short-term debt and US$19 million of loans from related parties.
Our major categories of long-term indebtedness are as follows. The amounts given below include the current portion of long-term debt and exclude accrued charges.
•	U.S. dollar-denominated loans and financing (US$5.875 billion at December 31, 2009). These loans include export financing lines, import finance from export credit agencies, and loans from commercial banks and multilateral organizations. The largest facility is a pre-export financing facility, linked to future receivables from export sales, that was originally entered into in the amount of US$6.0 billion as part of the refinancing of the acquisition debt for Vale Inco. The outstanding amount at December 31, 2009 was US$3.9 billion.
•	U.S. dollar-denominated fixed rate notes (US$8.481 billion at December 31, 2009). We, through our finance subsidiary Vale Overseas Limited, have issued in public offerings fixed-rate debt securities guaranteed by Vale. The amount of these securities outstanding at December 31, 2009 was US$7.381 billion. Our subsidiary Vale Inco has issued fixed rate debt in the amount of US$1.100 billion.
•	U.S. dollar-denominated loans secured by export receivables (US$150 million at December 31, 2009). We had a US$400 million securitization program based on existing and future receivables generated by our subsidiary CVRD Finance from exports of iron ore and iron ore pellets to customers in Europe, Asia and the United States. On January 15, 2010 we redeemed all outstanding export receivables securitization notes.
•	Real-denominated non-convertible debentures (US$3.453 billion at December 31, 2009). In November 2006, we issued approximately US$2.6 billion of non-convertible debentures with four- and seven-year maturities. The first series, approximately US$700 million at issuance, matures in 2010 and bears interest at 101.75% of the accumulated variation of the Brazilian CDI (interbank certificate of deposit) interest rate. The second series, approximately US$1.9 billion at issuance, matures in 2013 and bears interest at the Brazilian CDI interest rate plus 0.25% per year. At December 31, 2009, the total outstanding amount of these two series was US$3.159 billion
•	Perpetual notes (US$78 million at December 31, 2009). We have issued perpetual notes that are exchangeable for 48 billion preferred shares of our subsidiary Mineração Rio do Norte S.A. Interest is payable on the notes in an amount equal to dividends paid on the underlying preferred shares.
•	Other debt (US$4.507 billion at December 31, 2009). We have outstanding debt, principally owed to BNDES and Brazilian commercial banks, and loans and financing in currencies other than U.S. dollars and reais.
Some of our long-term debt instruments contain financial covenants. Our principal covenants require us to maintain certain ratios, such as debt to equity, debt to EBITDA and interest coverage. We believe that our existing covenants will not significantly restrict our ability to borrow additional funds as needed to meet our capital requirements.

SELECTED FINANCIAL DATA
The tables below present selected consolidated financial information as of and for the periods indicated. You should read this information together with our consolidated financial statements included as an exhibit to this report.
Statement of income data

	For the year ended December 31,
	2005	2006	2007	2008	2009
	(US$ million)
Net operating revenues	12,792	19,651	32,242	37,426	23,311
Cost of products and services	(6,229)	(10,147)	(16,463)	(17,641)	(13,621)
Selling, general and administrative expenses	(583)	(816)	(1,245)	(1,748)	(1,130)
Research and development	(277)	(481)	(733)	(1,085)	(981)
Impairment of goodwill	—	—	—	(950)	—
Other expenses	(271)	(570)	(607)	(1,254)	(1,522)

Operating income	5,432	7,637	13,194	14,748	6,057

Non-operating income (expenses):
Financial income (expenses)	(437)	(1,011)	(1,291)	(1,975)	351
Exchange and monetary gains, net	299	529	2,553	364	675
Gain on sale of investments	126	674	777	80	40

Subtotal	(12)	192	2,039	(1,531)	1,066

Income before income taxes, equity results and minority interests	5,420	7,829	15,233	13,217	7,123
Income taxes charge	(880)	(1,432)	(3,201)	(535)	(2,100)
Equity in results of affiliates and joint ventures and change in provision for gains on equity investments	760	710	595	794	433

Net income	5,300	7,107	12,627	13,476	5,456
Net income (loss) attributable to non-controlling interests	(459)	(579)	(802)	(258)	(107)

Net income attributable to Company’s stockholders	4,841	6,528	11,825	13,218	5,349

Total cash paid to shareholders(1)	1,300	1,300	1,875	2,850	2,724

(1)	Consists of total cash paid to shareholders during the period, whether classified as dividends or interest on shareholders’ equity.

Basic and diluted earnings per share

	For the year ended December 31,(1)
	2005	2006	2007	2008(5)	2009
	(US$, except as noted)
Earnings per share(2):
Basic
Per common share	1.05	1.35	2.41	2.58	0.97
Per preferred share	1.05	1.35	2.41	2.58	0.97
Diluted
Per common share	—	—	2.42	2.61	1.00
Per preferred share	—	—	2.42	2.61	1.00
Weighted average number of shares outstanding (in thousands)(3):
Common shares	2,943,216	2,943,216	2,943,216	3,028,817	3,181,706
Preferred shares	1,662,864	1,908,852	1,889,171	1,946,454	2,030,700
Treasury common shares underlying convertible notes	—	—	34,510	56,582	74,998
Treasury preferred shares underlying convertible notes	—	—	18,478	30,295	77,580

Total	4,606,080	4,852,068	4,885,375	5,062,148	5,364,984

Distributions to shareholders per share(4):
In US$	0.28	0.27	0.39	0.56	0.53
In R$	0.67	0.58	0.74	1.09	1.01

(1)	Share and per-share amounts for all periods give retroactive effect to all forward stock splits. We carried out two-for-one forward stock splits in September 2007 and in May 2006.

(2)	Diluted earnings per share for 2007, 2008 and 2009 include preferred shares and common shares underlying the mandatorily convertible notes issued in June 2007. Diluted earnings per share for 2009 also include preferred shares and common shares underlying the mandatorily convertible notes issued in July 2009.

(3)	Each common ADS represents one common share and each preferred ADS represents one preferred share.

(4)	Our distributions to shareholders may be classified as either dividends or interest on shareholders’ equity. Since 2005, part of each distribution has been classified as interest on shareholders’ equity and part as dividends.

(5)	In July 2008, we issued 80,079,223 common ADSs, 176,847,543 common shares, 63,506,751 preferred ADSs and 100,896,048 preferred shares in a global equity offering. In August 2008, we issued an additional 24,660,419 preferred shares. In October 2008, our Board of Directors approved a share buy-back program, which was terminated on May 27, 2009. While the program was in effect, Vale acquired 18,415,859 common shares and 47,284,800 preferred class A shares, corresponding respectively to 1.5% and 2.4% of the outstanding shares of each class on the date the program was launched.

Balance sheet data

	At December 31,
	2005	2006	2007	2008	2009
	(US$ million)
Current assets	4,775	12,940	11,380	23,238	21,294
Property, plant and equipment, net	14,166	38,007	54,625	49,329	68,810
Investments in affiliated companies and joint ventures and other investments	1,672	2,353	2,922	2,408	4,585
Other assets	2,031	7,626	7,790	5,017	7,590

Total assets	22,644	60,926	76,717	79,992	102,279

Current liabilities	3,325	7,312	10,083	7,237	9,181
Long-term liabilities(1)	2,410	10,008	13,195	10,173	12,703
Long-term debt(2)	3,714	21,122	17,608	17,535	19,898

Total liabilities	9,449	38,442	40,886	34,945	32,601
Redeemable non-controlling interests	—	346	375	599	731
Stockholders’ equity:
Capital stock	5,868	8,119	12,306	23,848	23,839
Additional paid-in capital	498	498	498	393	411
Mandatorily convertible notes — common ADSs	—	—	1,288	1,288	1,578
Mandatorily convertible notes — preferred ADSs	—	—	581	581	1,225
Reserves and retained earnings	5,611	11,056	18,603	16,446	29,882

Total Company shareholders’ equity	11,977	19,673	33,276	42,556	56,935

Non-controlling interests	1,218	2,465	2,180	1,892	2,831

Total shareholders’ equity	13,195	22,138	35,456	44,448	59,766

Total liabilities and shareholders’ equity	22,644	60,926	76,717	79,992	102,279

(1)	Excludes long-term debt.

(2)	Excludes current portion of long-term debt.

RECENT DEVELOPMENTS
Vale acquires fertilizer assets
In January 2010, we entered into an agreement to acquire 100% of the outstanding shares of Bunge Participações e Investimentos S.A. (“BPI”) for US$3.8 billion from Bunge Fertilizantes S.A. and Bunge Brasil Holdings B.V., which are subsidiaries of Bunge Ltd.
BPI’s asset portfolio is composed of (i) phosphate rock mines and phosphate assets in Brazil and (ii) a 42.3% stake in the publicly traded Brazilian company Fertilizantes Fosfatados S.A. - Fosfertil (“Fosfertil”). Of the US$3.8 billion purchase price, US$1.65 billion will be allocated to the phosphate rock and phosphate assets, and the remaining US$2.15 billion to the shares of Fosfertil. The BPI acquisition does not involve any retail or distribution business.
We also entered into option contracts with Fertilizantes Heringer S.A. (“Heringer”), Fertilizantes do Paraná Ltda. (“Fertipar”), Yara Brasil Fertilizantes S.A. (“Yara”) and The Mosaic Company (“Mosaic”) that give us the right to directly and indirectly acquire Fosfertil shares for an aggregate price of approximately US$1.9 billion upon the closing of the BPI acquisition and the satisfaction of other conditions.
Upon the closing of the BPI transaction and the options, we will hold a 78.9% stake in Fosfertil, corresponding to 99.8% of the common shares and 68.2% of the preferred shares. As the owner of this stake, we will launch a mandatory offer to buy the remaining 0.19% of the common shares for the same price per share agreed with BPI and the parties to the options.
Vale redeems securitization notes
In January 2010, Vale announced the early redemption of all outstanding export receivables securitization notes issued in September 2000 and July 2003. The outstanding principal amounts were US$27.5 million for the September 2000 8.926% notes due in 2010 and US$122.5 million for the July 2003 4.43% notes due in 2013, totaling US$150 million of debt redeemed.
Vale to sell Valesul assets
In January 2010, our wholly owned subsidiary Valesul Aluminio S.A. entered into an agreement to sell its aluminum assets for US$31.2 million. The assets included in the agreement are located in the state of Rio de Janeiro, Brazil, and comprise an anode plant, a reduction plant, a smelter, industrial services and administrative facilities and inventories.
Vale proposes US$2.5 billion for 2010 minimum dividend
On January 26, 2010, our senior management approved a proposal for the distribution of a minimum dividend of US$2.5 billion in 2010, or US$0.479595670 per common and preferred share. If approved by our Board of Directors, the payment will be made in two installments, on April 30 and October 29, 2010. The Board of Directors will evaluate the proposal at meetings scheduled for April 14 and October 14, 2010.
Income tax litigation developments
As disclosed in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 28, 2009, we are engaged in litigation and administrative proceedings relating to a Brazilian tax regulation requiring payment of income tax in Brazil on net income from foreign subsidiaries. The Brazilian tax authorities recently filed two new administrative proceedings claiming payment of R$14 billion from us, representing unpaid income tax on net income from foreign subsidiaries (R$7 billion) and fines and interest for non-payment (R$7 billion). These claims bring the total amount claimed against us by the tax authorities to R$25.567 billion. We believe the suits are without merit and are vigorously contesting them. We have not made any provisions for these claims. For more information, see “Legal Proceedings” in our 20-F.

EXHIBIT INDEX

Exhibit A	Audited consolidated financial statements as of and for the years ended December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007

Exhibit B	Ratio of earnings to combined fixed charges and preferred dividends

Exhibit C	Consent of Pricewaterhouse Coopers

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2010	VALE S.A.
	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer